Exhibit 1
                                                                       ---------


                              WPP GROUP plc ("WPP")


WPP announces that on 16 March 2007 it acquired 350,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of
751.868571 per share.